Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement (Form S-3), Amendment 1, of our report dated March 18, 2020, with respect to the consolidated balance sheets of Chanticleer Holdings, Inc. and Subsidiaries (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of operations, comprehensive loss, equity (deficit), and cash flows for the years then ended included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, which is filed with the United States Securities and Exchange Commission. We also consent to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Cherry Bekaert LLP

Charlotte, North Carolina

June 26, 2020